

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

12025149

January 13, 2012

Amy C. Corn
Pitney Bowes Inc.
amy.corn@pb.com

Re:     Pitney Bowes Inc.
        Incoming letter dated December 20, 2011

| | |
|---|---|
| Act: | 1934 |
| Section: | |
| Rule: | 14a-8 |
| Public Availability: | 1-13-12 |

Dear Ms. Corn:

      This is in response to your letters dated December 20, 2011 and January 9, 2012 concerning the shareholder proposal submitted to Pitney Bowes by Judith A. Ruszkowski and Kenneth C. Regal.  Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.  For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

                                          Sincerely,

                                          Ted Yu
                                          Senior Special Counsel

Enclosure

cc:     Mike Lapham
        Responsible Wealth Project Director
        c/o United for a Fair Economy
        mlapham@responsiblewealth.org

January 13, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re:     Pitney Bowes Inc.
        Incoming letter dated December 20, 2011

The proposal relates to political contributions and expenditures.

There appears to be some basis for your view that Pitney Bowes may exclude the proposal under rules 14a-8(b) and 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Pitney Bowes's request, documentary support evidencing that they satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Pitney Bowes omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

# DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


**PitneyBowes**

Amy C. Corn
Vice President, Secretary and
Chief Governance Officer

Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-700
T: 203.351.6365
F: 203.351.7691
e-mail: amy.corn@pb.com
www.pb.com

January 9, 2012


*VIA E-MAIL*
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: *Pitney Bowes Inc.*
> *Supplemental Letter Regarding the Shareholder Proposal of Judith A.*
> *Ruszkowski and Kenneth C. Regal*
> *Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On December 20, 2011, Pitney Bowes Inc. (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Judith A. Ruszkowsi and Kenneth C. Regal (the "Proponents"). The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, as amended.

We write supplementally to notify the Staff that the Company received a letter via U.S. mail on January 6, 2012 (more than two weeks after the No-Action Request was filed) from the Proponents' broker attempting to verify the Proponents' ownership of Company shares (the "Broker Letter"). *See* Exhibit A. The Broker Letter was submitted to the Company 34 days after the Proponents received the Company's request for verification from the Proponents of their eligibility to submit the Proposal (the "Deficiency Notice"). In view of the untimely provision of the Broker Letter, the Company asks that the Staff concur that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b) in compliance with the schedule provided for in the rules.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within 14 days. As discussed in the No-Action Request, the Company satisfied its obligation under Rule 14a-8 by transmitting the Deficiency Notice to the Proponents in a timely manner.

The Proponents did not verify their ownership of Company shares within 14 days after receiving the Deficiency Notice. The Staff previously has permitted companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rule 14a-8(f) where the shareholder responded to the company's proper deficiency notice after more than 14 days.

Every connection is a new opportunity™

**≡⊞ Pitney Bowes**

For example, in *Qwest Communications International Inc.* (avail. Nov. 5, 2009), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 32 days after receiving the company's deficiency notice. *See also General Electric Co.* (avail. Dec. 31, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 17 days after receiving the company's deficiency notice); *Exxon Mobil Corp.* (avail. Feb. 28, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 32 days after receiving the company's deficiency notice); *General Electric Co.* (avail. Jan. 9, 2006) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided ownership proof 22 days after receiving the company's deficiency notice).

Just as in the precedent cited above, the Proponents did not provide timely evidence of their ownership of Company shares, and therefore the Proposal may be excluded pursuant to Rule 14a-8(f). Accordingly, based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

If we can be of any assistance in this matter, please do not hesitate to call me at (203) 351-6365. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponents.

Sincerely,

Amy C. Corn

Enclosure

cc:     Judith A. Ruszkowski and Kenneth C. Regal
        Mike Lapham, United for a Fair Economy



**FAX: To:**
**203- 351-7691**

EXHIBIT A

**Clifford R. Johnson, CFP®**
Financial Advisor
CERTIFIED FINANCIAL PLANNER™ practitioner

Ameriprise Financial Services, Inc.
4055 Monroeville Blvd Ste 430
Monroeville, PA 15146-2522
Tel: 412.374.9515 x213
Fax: 412.374.9584
clifford.r.johnson@ampf.com
ameripriseadvisors.com/clifford.r.johnson

December 30, 2011

Amy C Corn
VP Sec & Chief Governments Officer
Pitney Bowes Inc.
1 Elmcroft Rd
Stamford CT 06926-0700

Dear Ms Corn:

This letter is to confirm that Judith Ruszkowski and Kenneth Regal are the beneficial owners of 1,000 shares of stock in the Pitney Bowes Company. These shares were purchased before 1999, and have been held continuously through the date of this letter. The value of these shares was above the $2,000 for a full year prior to the November 17, the date they filed their shareholder resolution with the Pitney Bowes Company. They intend to hold the shares through the 2012 shareholder meeting.

Sincerely,

Mr. Clifford Ross Johnson, CFP
Financial Advisor



Clifford R. Johnson, CFP®
Financial Advisor
CERTIFIED FINANCIAL PLANNER™ practitioner

Ameriprise Financial Services, Inc.
4055 Monroeville Blvd Ste 430
Monroeville, PA 15146-2522

Amy C Corn
VP. Sec & Chief Governments Officer
Pitney Bowes Inc
1 Elmcroft Rd
Stamford CT 06926-0700



Amy C. Corn
Vice President, Secretary and
Chief Governance Officer

Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-700
T: 203.351.6365
F: 203.351.7691
e-mail: amy.corn@pb.com
www.pb.com

December 20, 2011

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re: *Pitney Bowes Inc.*
     *Judith A. Ruszkowski and Kenneth C. Regal -- Exchange Act of 1934 -*
     *Rule14a-8*

Ladies and Gentlemen:

This letter is to inform you that Pitney Bowes Inc. (the "Company"), intends to omit from
its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders
(collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and
statements in support thereof requesting a report, to be updated semi-annually, disclosing
the Company's policies and procedures for political contributions and expenditures made
with corporate funds, and also including other data relating to monetary and non-monetary
contributions and expenditures used to participate or intervene in any political campaign
either for against any candidate for public office and other related matters as described in
the proposal, received from Judith A. Ruszkowski and Kenneth C. Regal (the
"Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the
  "Commission") no later than eighty (80) calendar days before the Company
  intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that
shareholder proponents are required to send companies a copy of any correspondence that
the proponents elect to submit to the Commission or the staff of the Division of Corporation
Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents
that if they elect to submit additional correspondence to the Commission or the Staff with
respect to the Proposal, a copy of that correspondence should be furnished concurrently to
the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.



## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal and accompanying cover letter is attached to this letter as <u>Exhibit A</u>.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Requisite Eligibility To Submit The Proposal.**

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents failed to substantiate their eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (Jul. 13, 2001). Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See* Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F").

The Proponents submitted the Proposal to the Company via email on November 29, 2011. The Proponents did not include with their letter documentary evidence of their ownership of Company shares. In addition, the Company reviewed its stock records, which do not indicate that the Proponents are record owners of Company shares.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Accordingly, the Company sought verification of share ownership from the Proponent. Specifically, the Company sent via overnight delivery a letter notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency (the

**Pitney Bowes**

"Deficiency Notice"). The Company sent the Deficiency Notice on November 30, 2011, which was within 14 calendar days of the Company's receipt of the Proposal. The Deficiency Notice provided detailed information regarding the "record" holder requirements, as clarified by SLB 14F, and attached a copy of Rule 14a-8 and SLB 14F. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- that, according to the Company's stock records, the Proponents were not record owners of sufficient shares;

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and

- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponents received the Deficiency Notice.

A copy of the Deficiency Notice is attached hereto as Exhibit B. Company records confirm delivery of the Deficiency Notice to the Proponent at 12:18 p.m. on December 1, 2011. *See* Exhibit C. As of the date of this letter, the Company has not received a response to the Deficiency Notice from the Proponents.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Yahoo! Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Cisco Systems, Inc.* (avail. Jul. 11, 2011); *I.D. Systems, Inc.* (avail. Mar. 30, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Moreover, the Staff has concurred in the exclusion of a shareholder proposal based on a proponent's failure to provide *any* evidence of eligibility to submit the shareholder proposal. *See, e.g., Amazon.com, Inc.* (avail. Mar. 29, 2011)

**Pitney Bowes**

(concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency notice sent by the company); *General Motors Corp.* (avail. Feb. 19, 2008) (same).

As in *Amazon.com* and *General Motors*, the Proponents failed to provide *any* documentary evidence of ownership of Company shares, either with their original Proposal or in response to the Company's timely deficiency notice, and have therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to amy.corn@pb.com, with a copy to patricia.johnson@pb.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (203) 351-6365.

Sincerely,


Amy C. Corn

Enclosures

cc:     Judith A. Ruszkowski and Kenneth C. Regal
        Mike Lapham, United for a Fair Economy

Judith A. Ruszkowski and Kenneth C. Regal

By Email: amy.corn@pb.com

November 26, 2011

Amy C. Corn, Corporate Secretary
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut
06926-0700

Dear Ms. Corn,

We, Judith A. Ruszkowski and Kenneth C. Regal, holders of 1,000 shares in Pitney Bowes Inc. ("Company"), hereby submit the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company provide shareholders a semi-annually updated report that discloses the Company's policies for both direct and indirect political contributions as well as monetary contributions and non-monetary contributions used to intervene in any political campaign or influence the public, indicating the recipient, amount paid and titles of persons who approved the contributions.

The resolution seeks to ensure that shareholders are adequately informed of the political representation indirectly made on their behalf by the companies they invest in. Current policies allow for little transparency and accountability in corporate political contributions, as was seen in the case of the Best Buy and Target scandals in the summer of 2010. Additionally, current available data does not provide a full picture of the Company's political expenditures, especially the Company's contributions to trade associations. Providing the full picture of political contributions is in the best interest of shareholders and political reforms and would bring the Company in line with companies like Hewlett Packard and Microsoft who are leading the way in political disclosure and accountability.

The attached proposal is submitted for inclusion in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next shareowners annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or another representative, will attend the shareowners meeting to move the resolution as required by SEC Rules.

I am sponsoring this resolution given my belief that providing investors an opportunity to cast a vote on the level of political accountability and transparency at the Company and their investments is in the long term interests of companies and their shareholders.
Please direct any phone inquiries regarding this resolution and send copies of any correspondences to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2$^{nd}$ floor, Boston, MA, 02108; 617-423-2148 x. 112; mlapham@responsiblewealth.org.

I look forward to further discussion.

Sincerely,

Judith A. Ruszkowski and Kenneth C. Regal

**Resolved,** that the shareholders of Pitney Bowes ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

   The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

**Stockholder Supporting Statement**

As long-term shareholders of Pitney Bowes, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Pitney Bowes contributed at least $750,000 in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.


# Pitney Bowes

Amy C. Corn
Vice President, Secretary and
Chief Governance Officer

Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-700
T: 203.351.6365
F: 203.351.7691
e-mail: amy.corn@pb.com
www.pb.com

November 30, 2011

***VIA OVERNIGHT MAIL***
Judith A. Ruszkowski and Kenneth C. Regal

\*\*\* FISMA & OMB Memorandum M-07-16 \*\*\*

Dear Ms. Ruszkowski and Mr. Regal:

I am writing on behalf of Pitney Bowes Inc. (the "Company"), which received on November 26, 2011 your stockholder proposal for consideration at the Company's 2012 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking

your broker or bank or by checking DTC's participant list, which is available at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations,
stockholders need to obtain proof of ownership from the DTC participant through which the
securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written
statement from your broker or bank verifying that, as of the date the Proposal was
submitted, you continuously held the requisite number of Company shares for at
least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of
ownership from the DTC participant through which the shares are held verifying
that, as of the date the Proposal was submitted, you continuously held the requisite
number of Company shares for at least one year. You should be able to find out the
identity of the DTC participant by asking your broker or bank. If your broker is an
introducing broker, you may also be able to learn the identity and telephone number
of the DTC participant through your account statements, because the clearing broker
identified on your account statements will generally be a DTC participant. If the
DTC participant that holds your shares is not able to confirm your individual
holdings but is able to confirm the holdings of your broker or bank, then you need to
satisfy the proof of ownership requirements by obtaining and submitting two proof
of ownership statements verifying that, as of the date the Proposal was submitted,
the requisite number of Company shares were continuously held for at least one
year: (i) one from your broker or bank confirming your ownership, and (ii) the
other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted
electronically no later than 14 calendar days from the date you receive this letter. Please
address any response to me at Pitney Bowes Inc., 1 Elmcroft Road, Stamford, CT 06926-0700.
Alternatively, you may transmit any response by facsimile to me at (203) 351-7691.

If you have any questions with respect to the foregoing, please contact me at (203) 351-
6365. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Amy C. Corn

cc:     Mike Lapham, Responsible Wealth Project Director

Enclosures

# Rule 14a-8 -- Proposals of Security Holders

---

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied,

such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2.    If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g.    Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h.    Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1.    Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2.    If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3.    If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i.    Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1.    Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Note to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

---

**Note to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal

   i. Would disqualify a nominee who is standing for election;

   ii. Would remove a director from office before his or her term expired;

   iii. Questions the competence, business judgment, or character of one or more nominees or directors;

   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

   v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

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**Note to paragraph (i)(10)**

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i.    Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii.    Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii.    Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1.  If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2.  The company must file six paper copies of the following:

    i.   The proposal;

    ii.  An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k.  Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l.  Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1.  The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2.  The company is not responsible for the contents of your proposal or supporting statement.

m.  Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1.  The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2.  However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating

the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3.  We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i.   If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii.  In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



**U.S. Securities and Exchange Commission**

**Division of Corporation Finance
Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, <u>SLB No. 14B</u>, <u>SLB No. 14C</u>, <u>SLB No. 14D</u> and <u>SLB No. 14E</u>.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

### 1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

### 2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

### 3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

> *How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

## C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

### D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

### 3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

### E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

### F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

<u>6</u> *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

<u>7</u> *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

<u>8</u> *Techne Corp.* (Sept. 20, 1988).

<u>9</u> In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

<u>10</u> For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

<u>11</u> This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

<u>12</u> As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

<u>13</u> This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

<u>14</u> *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

<u>15</u> Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

<u>16</u> Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

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